UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January 2018

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless mangOH® Red Open Source Hardware Platform Wins IoT Development Tool of the Year

mangOH Red® recognized for technology innovation with 2018 IoT Breakthrough Award

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 4, 2018--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that the mangOH Red® open source hardware platform has been recognized with the IoT Breakthrough Award for IoT Development Tool of the Year.

Targeted at the industrial IoT and maker communities, mangOH Red is the most feature-rich, lowest power open source enablement platform on the market. Smaller than a credit card, it includes all of the building blocks needed to prototype and test ideas in days instead of months, with minimal investment. mangOH Red designs can then be modified and repurposed for mass production using its industrial-grade components and applications developed in the Legato® open source Linux platform.

“One of the greatest challenges that developers of industrial-grade IoT products face is testing and getting product concepts to market quickly,” said Philippe Guillemette, Chief Technology Officer, Sierra Wireless. “Loaded with features on one compact, easy-to-use board, mangOH Red makes it painless for developers to transition from idea to prototype to product. We’re proud to have been recognized with the IoT Breakthrough Award for supporting the developer community and enabling innovative IoT projects.”

The IoT Breakthrough Awards recognize excellence in the IoT industry and honour leading innovative companies, technologies and products. There are 11 award categories, ranging from Smart City and M2M to Enterprise IoT and IoT Component. This year, the IoT Breakthrough Awards received more than 3,000 nominations. For more information, visit http://iotbreakthrough.com/

About mangOH
mangOH is an open source hardware community for the IoT with platforms that deliver 90% of the solution prototype out-of-the-box, enabling software developers to easily build reliable IoT solutions that hardware designers can customize to rapidly create new IoT devices. It provides:

  Open source and business friendly designs so anyone can copy, modify and build commercial products;
  Flexible designs to adapt to any IoT use case based on wired, wireless, and sensor technologies;
  Interoperable, industrial-grade components so that prototypes can be easily turned into commercial products; and
  Support for other open source initiatives like the Legato™ Linux platform to reduce the complexity of hardware integration.

mangOH Red is commercially available through preferred distributors. For more information, visit http://mangoh.io/buy.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has 1,500 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

“mangOH” and “Legato” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

CONTACT:
Sierra Wireless
Kim Homeniuk, +1 604 233 8028
Media Relations
pr@sierrawireless.com
or
David Climie, +1 604 321 1137
Investor Relations
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	January 4, 2018